  Exhibit 99.1

Press Release

Infosys to Acquire Panaya, a Leading Provider of Automation Technology

Bangalore – February 16, 2015: Infosys (NYSE: INFY), a global leader in consulting, technology and next generation services, today announced a definitive agreement to fully acquire Panaya, Inc., a leading provider of automation technology for large scale enterprise software management, in cash, for an enterprise value of USD 200 million.

This acquisition reflects Infosys’ execution of its Renew and New strategy to enhance the competitiveness and productivity of current service lines by leveraging automation, innovation and artificial intelligence. Panaya’s CloudQuality™ suite uniquely positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients.

Commenting on the acquisition, Dr. Vishal Sikka, CEO and Managing Director of Infosys said, “The acquisition of Panaya is a key step in renewing and differentiating our service lines. This will help amplify the potential of our people, freeing us from the drudgery of many repetitive tasks, so we may focus more on the important, strategic challenges faced by our clients. At the same time, Panaya’s proven technology helps dramatically simplify the costs and complexities faced by businesses in managing their enterprise application landscapes.”

Mr. Doron Gerstel, CEO, Panaya, Inc. said, “We are excited about leveraging Infosys’ global reach, service footprint and broad customer base to deliver compelling, simplifying, value to clients. I am confident this integrated proposition will uniquely position Infosys as the services leader in the enterprise application services market.”

The transaction is expected to close before March 31, 2015, subject to customary closing conditions.

About Infosys

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.25 billion in annual revenues and 165,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and our Forms 6- K for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information please contact:

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 80 4156 3373 Sarah_Gideon@Infosys.com	John Gallagher Brunswick Group for Infosys, USA +1 415 316 8060 jgallagher@brunswickgroup.com